EXHIBIT 12

COCA-COLA ENTERPRISES INC.

EARNINGS TO FIXED CHARGES

(in millions; except ratios)

	Three Months Ended			Six Months Ended
	June 27, 2008		June 29, 2007	June 27, 2008		June 29, 2007
Computation of Earnings:
Income before income taxes	$(4,927)		$366	$(4,907)		$387
Add:
Interest expense	152		146	301		298
Amortization of capitalized interest	—		1	1		2
Amortization of debt premium/discount and expenses	7		11	11		16
Interest portion of rent expense	20		23	39		39

Earnings as adjusted	$(4,748)		$547	$(4,555)		$742

Computation of Fixed Charges:
Interest expense	$152		$146	$301		$298
Capitalized interest	—		1	1		2
Amortization of debt premium/discount and expenses	7		11	11		16
Interest portion of rent expense	20		23	39		39

Fixed charges	$179		$181	$352		$355

Ratio of Earnings to Fixed Charges (A)	n/a	(B)	3.01	n/a	(B)	2.09

(A)	Ratios were calculated prior to rounding to millions.
(B)	Fixed charges exceeded our adjusted earnings by $4.9 billion for the three and six months ended June 27, 2008.